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                         May 19, 2022

       Jay Venkatesan, M.D.
       President and Chief Executive Officer
       Angion Biomedica Corp.
       51 Charles Lindbergh Boulevard
       Uniondale, New York 11553

                                                        Re: Angion Biomedica
Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed May 16, 2022
                                                            File No. 333-264994

       Dear Mr. Venkatesan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Kenneth L. Guernsey,
Esq.